Exhibit 8.1

LIST OF SUBSIDIARIES

All of the following subsidiaries have their jurisdiction of incorporation in the Republic of Chile:

1.	CorpBanca Corredores de Bolsa S.A.

2.	CorpBanca Asesorías Financieras S.A.

3.	CorpBanca Administradores General de Fondos S.A.

4.	CorpBanca Corredores de Seguros S.A.

5.	CorpLegal S.A.

6.	CorpBanca Agencia de Valores S.A.

7.	SMU Corp S.A.

All of the following subsidiaries have their jurisdiction of incorporation in the Republic of Colombia.

1.	Banco CorpBanca Colombia S.A.

2.	CorpBanca Investment Valores S.A. Comisionista de Bolsa

3.	CorpBanca Investment Trust Colombia S.A.